Exhibit 12

Abbott Laboratories

Computation of Ratio of Earnings to Fixed Charges

(Unaudited)

(dollars in millions)

Nine Months Ended
September 30, 2007
Net Earnings	$2,403
Add (deduct):
Taxes on earnings	583
Capitalized interest cost, net of amortization	(15)
Minority interest	7

Earnings from Operations as adjusted	2,978

Fixed Charges:
Interest on long-term and short-term debt	448
Capitalized interest cost	28
Rental expense representative of an interest factor	52

Total Fixed Charges	528

Total adjusted earnings available for payment of fixed charges	$3,506

Ratio of earnings to fixed charges	6.6

NOTE:    For the purpose of calculating this ratio, (i) earnings have been calculated by adjusting earnings for taxes on earnings; interest expense; capitalized interest cost, net of amortization; minority interest; and the portion of rentals representative of the interest factor, (ii) Abbott considers one-third of rental expense to be the amount representing return on capital, and (iii) fixed charges comprise total interest expense, including capitalized interest and such portion of rentals.